Exhibit 99.1

INTERIM FINANCIAL INFORMATION

GOLDEN OCEAN GROUP LIMITED

First Quarter 2018
May 30, 2018

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2018

Hamilton, Bermuda, May 30, 2018 - Golden Ocean Group Limited (NASDAQ: GOGL / OSE: GOGL) (the "Company" or "Golden Ocean"), a leading dry bulk shipping company, today announced its results for the quarter ended March 31, 2018.

Highlights

▪
Net income of $16.7 million and earnings per share of $0.12 for the first quarter of 2018, compared with net income of $27.1 million and earnings per share of $0.19 for the fourth quarter of 2017 and net loss of $17.9 million and loss per share of $0.17 for the first quarter of 2017.

▪	Adjusted EBITDA[1] of $53.3 million for the first quarter of 2018, compared with $65.3 million for the fourth quarter of 2017 and $17.5 million for the first quarter of 2017.
▪	Completed newbuilding program by taking delivery of five Capesize newbuildings.
▪	Took delivery of the Golden Monterrey, a Capesize vessel, acquired in October 2017.
▪	Entered into a $120 million loan facility to refinance 10 vessels at favorable terms.
▪	Agreed to sell the Golden Eminence, a Panamax vessel, for $14.7 million to an unrelated third party.
▪	Announces a cash dividend of $0.10 per share for the first quarter of 2018.

Birgitte Ringstad Vartdal, Chief Executive Officer of Golden Ocean Management AS, commented:

"Golden Ocean continued to generate positive results in the first quarter of 2018 despite some seasonal weakness late in the quarter, reflecting primarily a strong entry into the year and period charters at decent rates. We are pleased to have taken delivery of the final five Capesize vessels in our newbuilding program as we continue to grow and modernize our operating fleet. As market conditions improve, we are well positioned to generate substantial cash flow with a large, modern fleet and competitive cash break-even levels."

Per Heiberg, Chief Financial Officer of Golden Ocean Management AS, commented:

"Our new $120 million loan facility that refinanced 10 vessels was completed on attractive terms. It reduces our interest expense and pushes out the average tenor of our debt. We remain focused on maintaining a moderate amount of leverage on our balance sheet, and have repeatedly been successful at accessing attractively priced capital."

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2018

Fleet Development

In the first quarter of 2018, the Company took delivery of the five remaining Capesize vessels in its newbuilding program. The Company paid an aggregate of $144.6 million in final installments and drew down $150.0 million in debt in connection with these deliveries. In the first quarter of 2018, the Company also took delivery of the Golden Monterrey, a previously announced acquisition. In relation to the delivery, the Company issued two million shares, paid $4.5 million in cash and assumed a seller's credit debt of $21.5 million.

As of March 31, 2018, the Company's fleet consisted of 78 vessels, with an aggregate capacity of approximately 10.7 million dwt. The Company's fleet consisted of:

(i) 68 vessels owned by the Company (38 Capesize, 28 Panamax and two Ultramax vessels);
(ii) eight Capesize vessels under operating leases with profit split mechanism;
(iii) one Panamax vessel under a capital lease; and
(iv) one Supramax vessel under an operating lease.

In April 2018, the Company entered into an agreement to sell the Golden Eminence, a Panamax vessel, to an unrelated third party for $14.7 million. The vessel is expected to be delivered to its new owners in the third quarter of 2018, and the estimated net cash flow from the transaction is expected to be approximately $5.4 million in the third quarter of 2018. The Company expects to record a loss of approximately $0.7 million from the sale in the second quarter of 2018.

As of the date of this report, the Company has entered into the following fixed rate time charter contracts:

(i) Fixed rate coverage, including forward freight agreements, for 12 Capesize vessels for 2018 at an average gross rate of approximately $17,960 per day.
(ii) Six Panamax vessels on fixed rate time charter contracts, two of which expire in the first half of 2019 and four of which expire between January 2020 and December 2021, at an average gross rate of approximately $20,750 per day for the remainder of 2018.

The remaining fleet is trading in the spot market, in spot pools or on short term charters, some with floor and ceiling structure, expiring within the next six to eleven months.

Corporate Development

In the first quarter of 2018, the Company acquired $9.4 million notional of its 3.07% Golden Ocean Group Limited Convertible Bond for $9.2 million, and in April 2018, the Company acquired an additional $0.4 million notional. After these purchases, the Company holds $19.2 million notional of the $200 million 3.07% Golden Ocean Group Limited Convertible Bond, convertible into 220,209 shares in the Company at the conversion price of $87.19 per share.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2018

As of March 31, 2018, the Company had 144,247,697 issued common shares, each with a par value of $0.05. For the three months ended March 31, 2018, the weighted average number of shares outstanding was 143,814,364.

In May 2018, the Company entered into a $120 million loan facility to refinance $58.3 million due under two loan facilities maturing in 2018 and seller credit loans of $65.5 million. The facility has a seven year tenor, will be repaid in quarterly installments based on a 20-year age profile, and bears interest of LIBOR plus a margin of 2.25%.

The Company announces today a cash dividend for the first quarter of 2018 of $0.10 per share. The record date for the dividend will be June 14, 2018. The ex-dividend date is expected to be June 13, 2018 and the dividend will be paid on or about June 28, 2018.

First Quarter 2018 Results

The Company reports net income of $16.7 million and earnings per share of $0.12 for the first quarter of 2018, compared with net income of $27.1 million and earnings per share of $0.19 for the fourth quarter of 2017.

Adjusted EBITDA was $53.3 million for the first quarter of 2018, a decrease of $12.0 million from $65.3 million during the fourth quarter of 2017.

Operating revenues amounted to $149.9 million in the first quarter of 2018, a decrease of $1.5 million from $151.4 million during the fourth quarter of 2017. The decrease in revenues was impacted by a softer freight rate environment, in particular for the Company's Capesize vessels, which was partially offset by an increase in the number of vessels chartered in on spot voyages. Voyage expenses increased by $1.9 million in the first quarter of 2018 compared with the fourth quarter of 2017 primarily due to an increase in the number of vessels trading on voyage charter compared to short-term time charter. The average TCE rate2 for the fleet was $15,593 per day in the first quarter of 2018 compared with $16,444 per day in the fourth quarter of 2017.

Ship operating expenses amounted to $37.3 million in the first quarter of 2018, an increase of $0.9 million from $36.4 million during the fourth quarter of 2017. In the first quarter of 2018, ship operating expenses included dry docking costs for one vessel of $0.8 million; no vessels were dry docked in the fourth quarter of 2017. Charterhire expenses were $27.6 million in the first quarter of 2018, up from $20.4 million in the fourth quarter of 2017, driven by an increase in short term charters. Administrative expenses were $3.7 million in the first quarter of 2018, an increase of $0.4 million from $3.3 million during the fourth quarter of 2017. Depreciation was $22.1 million, an increase of $1.2 million compared with the fourth quarter of 2017 that was primarily related to the five newbuildings delivered in the first quarter of 2018.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2018

Net interest expenses were $15.9 million in the first quarter of 2018, compared with $15.6 million in the fourth quarter of 2017. The Company recorded a $6.6 million gain in relation to the positive change in fair value of the Company's derivatives, primarily related to USD interest rate swaps entered into for hedging purposes.

In the first quarter of 2018, the Company generated positive operating cash flow of $28.5 million. Total net cash used in investing activities was $151.9 million in the first quarter of 2018, including $144.6 million in final installments related to the delivery of five Capesize newbuildings. Net cash from financing activities was $109.7 million. The Company drew down $150.0 million of debt in the first quarter of 2018 in connection with the delivery of five Capesize newbuildings. The Company repaid $24.8 million in debt, including $9.2 million used to buy back $9.4 million notional of the Company's convertible bond during the first quarter of 2018. The Company also paid $14.4 million in dividends to its shareholders in the first quarter of 2018. In aggregate, the Company's total cash balance decreased by $13.6 million, net, in the first quarter of 2018. Total cash, cash equivalents and restricted cash was $358.4 million as of March 31, 2018.

In the first quarter of 2018, the Company capitalized $43.4 million in connection with the delivery of the Golden Monterrey and assumed a seller's credit debt of $21.5 million. As of March 31, 2018, long-term debt was $1,137.0 million, and the current portion of long-term debt was $301.3 million which includes $172.4 million in carrying value of the convertible bond maturing in January 2019, $58.3 million related to two credit facilities maturing in 2018, $59.0 million in ordinary installments and $11.6 million to be paid in the second quarter of 2018 under the cash sweep mechanism of the non-recourse loans financing the vessels acquired from Quintana Shipping Ltd. in 2017.

The Dry Bulk Market

Freight rates in the first quarter of 2018 decreased, as expected, compared to the fourth quarter of 2017, but were higher compared to the first quarter of 2017 for all vessel classes. The rate environment for Capesize vessels experienced a weak end to the quarter, while the smaller vessels achieved consistent earnings through the quarter and on average achieved levels similar to the strong fourth quarter of 2017. The table below summarizes observed gross rates as reported by the Baltic Exchange for various time periods:

$/DAY (GROSS)	Q1-18	Q4-17	Q1-17
Capesize (CS5TC)	12,962	22,995	11,170
Panamax (PM4TC)	11,529	11,933	8,284
Supramax (SM6TC)	10,626	10,727	8,171

Global dry bulk fleet utilization (calculated as total demand in tonne miles transported divided by total available fleet capacity) was seasonally down in the first quarter of 2018 compared to the fourth quarter of 2017. According to Maritime Analytics, global fleet utilization ended at 84.6% in the first quarter of 2018, up from 83.0% in the comparable quarter of 2017, but down from 86.7% in the strong fourth quarter of 2017.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2018

According to the same source, total seaborne transportation of dry bulk goods in the first quarter of 2018 ended at 1,136 mt compared to 1,110 mt in the fourth quarter of 2017 and 1,105 mt in the first quarter of 2017. This seemingly contradictory data point when compared to fleet utilization can be explained by delays in discharge ports experienced at the end of last year that pushed some volumes into 2018. Once those volumes were discharged, many vessels were freed up simultaneously. This became a negative factor later in the first quarter of 2018, combined with several weather-related issues affecting export ports in Australia and Brazil.

Global steel production continued to increase during the first quarter of 2018. Restrictions on steel production to curb pollution in China were lifted towards the end of the quarter, and total capacity should increase following the lifting of restrictions. In the last several weeks, steel inventories have rapidly declined, which together with high steel prices and high steel margins should be supportive for further strong production of steel in the near term. Steel margins are still positive and support the import of higher quality iron ore into China. Chinese domestic production of iron ore is still dropping and continues to be replaced by imports. Following weather-related incidents in the first quarter, the international miners in Australia and Brazil should also have volumes available to ramp up exports. The risk to the iron ore trade is the continued high stock piles in Chinese ports. Some market participants believe stock piled iron ore is of lower quality, and hence more relevant in a weaker steel margin environment.

Transported volumes of coal continued at strong levels during the first quarter of 2018. Both China and India continued their strong coal imports, driven by low stockpile reserves of coal and lower than normal hydropower production. Spring is normally a seasonally weaker market for the coal trade before the summer propels increased electricity demand for cooling. Imports to China have been restricted lately, seemingly in order to control the price of coal. This may however lead to an even tighter balance going forward.

The agribulk trade was down slightly in the first quarter of the year, but the main focus has been on threats of tariffs and their potential impact on the soy bean trade as China warned that they may impose import tariffs on U.S. soy beans. Based on recent developments, the proposed tariffs are not considered to have a significant impact on the agribulk trade. The start of the year is the peak of the South America grain season, but improved silo capacity as well as efficiency improvements in the supply logistics chain appears to have lowered some of the peak demand on tonnage.

The global fleet of dry bulk vessels amounted to 814 million dwt at the end of the first quarter of 2018. Deliveries in the first quarter of 2018 were 8.6 million dwt, half of the 18.1 million dwt that was delivered during the same period in 2017. The order book for the remainder of 2018 stands at 23.9 million dwt, but part of the order book is subject to delays as we have seen over the past several quarters. Specifically, 5 million dwt on order with delivery dates in 2018 has not even commenced construction, and a further 8 million dwt was keel/laid only and due for delivery within the next six months. The total orderbook was at 83.3 million dwt at the end of the first quarter of 2018, around the same level as at the start of the year as new orders offset deliveries during the quarter.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2018

Given recent market rates and sentiment, very few vessels have been scrapped so far this year. During the first quarter of 2018, 2.1 million dwt was scrapped, and almost no scrapping has occurred thus far in the second quarter. Despite regulatory changes that will impact near-term dry docking costs, owners currently seem to be willing to extend the life of their assets. This may lead to lower scrapping estimates for 2018 than previously anticipated and slightly higher growth rates for the fleet in 2018 than the approximately 2% previously estimated.

Asset prices remained relatively unchanged during the first quarter of 2018, although there has been activity in the sales and purchase market for secondhand tonnage. Following the ordering seen at the yards, not only in dry bulk but also significant activity in other segments, newbuilding prices have been adjusted upwards. This has led to lower ordering activity.  According to Simpson Spence Young (SSY), ordering in the first quarter is estimated to be approximately 10 million dwt, almost half of what was registered in the fourth quarter. New orders placed now are not expected to be delivered until 2020 or later. While scrubber-fitted vessels are partially fueling demand for newbuilding orders, the price difference between fitting a scrubber on a new vessel and retrofitting an existing vessel is decreasing, and requirements for scrubbers alone should not be the decisive factor for a newbuilding order going forward. Increased newbuilding prices, combined with possible increase in time charter earnings, should provide support for second hand values, particularly for more modern tonnage.

Strategy and Outlook

Charter rates achieved in the first quarter of 2018 reflect a strong start to the year. This comes on top of solid period rates for both Capesize and ice class Panamax vessels. With a fully delivered fleet of 78 vessels and a strong cash position covering all near-term liquidity requirements, the development in market rates is the most important factor for the Company near-term. The start of the second quarter was weaker for the Capesize market and this will impact the second quarter results. During the quarter, the Company fixed out a few more vessels on period charters at increasing rates, and may continue to do so on an opportunistic basis should rates improve further.

The Company's Board of Directors has determined to pay dividend of $0.10 per share for this quarter, the second consecutive quarter Golden Ocean has paid a dividend. Any decision of dividends going forward will depend on a variety of factors, including operating cash flow, and capital will be allocated to a combination of continued deleveraging, growth strategies and dividends. The market adjusted leverage for the Company has been reduced over the last two years and is at a comfortable level. The leverage and terms of the Company's new financing facility illustrates the Company's commitment to keep leverage at a moderate level and to focus on maintaining low cash break-even levels. The Board of Directors is pleased to see the support and competitive financing given to the Company from its lenders.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2018

The impact of sulphur emissions regulations starting in 2020 will be felt across the whole shipping fleet, and the competitive advantage of fuel efficient vessels is expected to increase. The Company is well-positioned with a large, modern fleet and will seek to further optimize its fleet through both vessel sales and acquisitions.

Fleet utilization in the market has continued to improve as previously expected. Although short term rate volatility is significant, as demonstrated by a sharp drop in rates last month, average rates are steadily increasing. The market outlook appears positive for tonne-mile demand growth on the back of positive trends in the global economy. The risk on the demand side is primarily related to a slowdown in the global economy and steel production in particular. The number of newbuilding orders reported is slowing, and this remains the most important factor for a prolonged positive rate environment.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "will," "should," "expect," "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2018

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
May 29, 2018

Questions should be directed to:

Birgitte Ringstad Vartdal: Chief Executive Officer, Golden Ocean Management AS
+47 22 01 73 53

Per Heiberg: Chief Financial Officer, Golden Ocean Management AS
+47 22 01 73 45

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2018

INTERIM FINANCIAL INFORMATION

FIRST QUARTER 2018

Index

Unaudited Interim Condensed Consolidated Statements of Operations

Unaudited Interim Condensed Consolidated Statements of Other Comprehensive Income

Unaudited Interim Condensed Consolidated Balance Sheets

Unaudited Interim Condensed Consolidated Cash Flow Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

Selected Notes to the Unaudited Interim Condensed Consolidated Financial Statements

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2018

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Operations
(in thousands of $, except per share data)

	Three months ended March 31, 2018	Three months ended December 31, 2017	Three months ended March 31, 2017
Operating revenues
Time charter revenues	78,661	88,325	35,081
Voyage charter revenues	70,495	62,770	46,270
Other revenues	786	320	624
Total operating revenues	149,941	151,415	81,975

Gain (loss) on sale of assets and amortization of deferred gains	65	(505)	64
Other operating income (expenses)	(2,053)	(704)	1,844

Operating expenses
Voyage expenses and commissions	30,841	28,949	26,444
Ship operating expenses	37,279	36,383	27,291
Charterhire expenses	27,642	20,382	16,141
Administrative expenses	3,668	3,279	2,613
Depreciation	22,113	20,873	16,746
Total operating expenses	121,544	109,866	89,235

Net operating income (loss)	26,409	40,340	(5,352)

Other income (expenses)
Interest income	1,402	857	347
Interest expense	(17,305)	(16,476)	(12,724)
Gain (loss) on derivatives	6,630	2,419	(23)
Equity results of associated companies	254	259	(39)
Other financial items	(694)	(291)	(64)
Net other (expenses) income	(9,713)	(13,233)	(12,503)
Net income (loss) before income taxes	16,696	27,107	(17,855)
Income tax expense (credit)	13	(16)	23
Net income (loss)	16,683	27,124	(17,878)

Per share information:
Earnings (loss) per share: basic and diluted	$0.12	$0.19	-$0.17

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2018

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Other Comprehensive Income
(in thousands of $)

	Three months ended March 31, 2018	Three months ended December 31, 2017	Three months ended March 31, 2017
Comprehensive income (loss), net
Net income (loss)	16,683	27,124	(17,878)
Net changes related to marketable securities*
Unrealized gain (loss)	—	452	5,361
Other comprehensive income (loss)	—	452	5,361

Comprehensive income (loss), net	16,683	27,576	(12,517)

*As a result of the adoption of ASU 2016-01 Financial Instruments, the Company has in its opening balance reclassified to retained deficit the accumulated unrealized gains of its marketable equity securities and as of January 1, 2018 the Company records changes in its marketable equity securities in the statement of operations.

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2018

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Balance Sheets
(in thousands of $)

	March 31, 2018	December 31, 2017
ASSETS
Current assets
Cash and cash equivalents	289,604	309,029
Restricted cash	16,588	8,110
Other current assets	144,019	127,361
Total current assets	450,211	444,500
Restricted cash	52,193	54,845
Vessels and equipment, net	2,489,836	2,215,003
Vessels under capital leases, net	1,840	2,061
Newbuildings	—	105,727
Other long term assets	43,148	47,922
Total assets	3,037,228	2,870,058

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	301,299	109,671
Current portion of obligations under capital leases	5,337	5,239
Other current liabilities	71,284	66,817
Total current liabilities	377,920	181,727
Long-term debt	1,136,979	1,178,788
Obligations under capital leases	6,081	7,435
Other long term liabilities	7,944	8,059
Total liabilities	1,528,924	1,376,009
Equity	1,508,304	1,494,049
Total liabilities and equity	3,037,228	2,870,058

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2018

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Cash Flow Statements
(in thousands of $)

	Three months ended March 31, 2018	Three months ended December 31, 2017	Three months ended March 31, 2017
Net income (loss)	16,683	27,124	(17,878)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities;
Depreciation	22,113	20,873	16,746
(Gain) loss on sale of assets and amortization of deferred gains	(65)	505	(64)
Dividends from associated companies	825	—	256
Equity results from associated companies	(254)	(259)	39
Amortization of time charter party out contracts	4,619	3,534	6,292
Amortization of time charter party in contracts	(166)	(169)	(166)
Amortization of convertible bond fair value adjustment arising on the Merger	2,488	2,693	2,425
Other	(4,924)	(3,358)	556
Change in operating assets and liabilities	(12,779)	5,953	(3,738)
Net cash provided by (used in) operating activities	28,540	56,896	4,468

Investing activities
Additions to newbuildings	(144,630)	—	(112,488)
Proceeds from the sale of vessels	—	134,190	—
Purchase of and addition to vessels	(7,467)	(4,921)	—
Proceeds from sale of marketable securities	224	—	—
Other investing activities, net	—	(216)	—
Net cash provided by (used in) investing activities	(151,873)	129,053	(112,488)

Financing activities
Repayment of long-term debt	(24,797)	(92,307)	—
Proceeds from long term debt	150,000	25,000	50,000
Net proceeds from share issuance	210	64,340	58,252
Dividends paid	(14,425)	—	—
Repayment of capital leases	(1,255)	(1,260)	(1,164)
Net cash provided by (used in) financing activities	109,733	(4,227)	107,088
Net change in cash, cash equivalents and restricted cash	(13,600)	181,722	(932)
Cash, cash equivalents and restricted cash at start of period	371,984	190,262	267,054
Cash, cash equivalents and restricted cash at end of period	358,384	371,984	266,122

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2018

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
(in thousands of $)

	Three months ended March 31, 2018	Three months ended March 31, 2017
Number of shares outstanding
Balance at beginning of period	142,197,697	105,965,192
Shares issued	2,050,000	8,607,800
Balance at end of period	144,247,697	114,572,992

Share capital
Balance at beginning of period	7,111	5,298
Shares issued	103	430
Balance at end of period	7,214	5,728

Additional paid in capital
Balance at beginning of period	454,694	201,864
Shares issued	17,448	57,822
Stock option expense	144	144
Balance at end of period	472,286	259,830

Contributed capital surplus
Balance at beginning of period	1,378,824	1,378,824
Distributions to shareholders	(14,425)	—
Balance at end of period	1,364,399	1,378,824

Other comprehensive income
Balance at beginning of period	5,323	2,287
Adjustments to opening balance, reclassified to retained deficit*	(5,323)	—
Other comprehensive income, net	—	5,361
Balance at end of period	—	7,648

Retained deficit
Balance at beginning of period	(351,903)	(349,555)
Adjustments to opening balance due to new accounting standards*	(375)	—
Net income (loss)	16,683	(17,878)
Balance at end of period	(335,595)	(367,433)

Total equity	1,508,304	1,284,597

*See Note 2 for implementation of new accounting standards impacting the opening balance.

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.
GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2018

GOLDEN OCEAN GROUP LIMITED
SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General

Golden Ocean Group Limited (the "Company" or "Golden Ocean") is a Bermuda incorporated shipping company specializing in the transportation of dry bulk cargoes. The Company's ordinary shares are listed on the Nasdaq Global Select Market with a secondary listing on the Oslo Stock Exchange.

2. Accounting policies

Basis of accounting
The condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements, and should be read in conjunction with the Company's annual financial statements included in the Company's annual report on Form 20-F for the year ended December 31, 2017, which was filed with the Securities and Exchange Commission on March 21, 2018.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual financial statements for the year ended December 31, 2017, with the exception of implementation of new accounting standards as described below.

In the first quarter of 2018, the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers. The Company has determined that under the new standard voyage charter revenue will continue to be recognized over time, however the period over which it is recognized will change from discharge-to-discharge to load-to-discharge. The Company believes that performance obligations under a voyage charter begin to be met from the point at which a cargo is loaded until the point at which a cargo is discharged. While this represents a change in the period over which revenue is recognized, the total voyage results recognized over all periods would not change.

The new guidance also specifies revised treatment for certain contract related costs, being either incremental costs to obtain a contract, or cost to fulfill a contract. Under the new guidance, certain voyage expenses occurred between signing the charter party and arrival at loading port, has been deferred and amortized during the charter period.

The Company has elected to apply the modified retrospective approach. Upon adoption, the Company recognized a cumulative effect of $5.7 million as an adjustment to, and increasing, its opening balance of retained deficit as of January 1, 2018. Prior periods have not been retrospectively adjusted.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2018

In the first quarter of 2018, the Company adopted ASU No. 2016-01 financial instruments. Upon the adoption of the standard, the Company recognized a cumulative-effect adjustment of $5.3 million to its opening balance as of January 1, 2018 from other comprehensive income to retained deficit in the equity statement. As a result of the adoption of the standard, the Company recognizes changes in the fair value of its marketable equity securities in the statement of operations.

In the first quarter of 2018, the Company adopted ASU No. 2016-15, Statement of cash flows: Classification of certain cash receipts and cash payments. This ASU addresses specific cash flow issues, including distributions received from equity method investees.The Company adopted the amendments of the standard using a retrospective transition method to each period presented. As a result, distributions  from equity method investees that are considered return on investment are presented under cash flow from operating activities on the statement of cash flows.

In the first quarter of 2018, the Company adopted ASU No. 2016-18, Statement of cash flows: Restricted Cash. The new standard requires that the statement of cash flows explains the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The Company adopted the amendments of the standard using a retrospective transition method to each period presented. As a result, amounts generally described as restricted cash in prior periods are included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.

3. Earnings per share

Basic earnings per share amounts for the three months ended March 31, 2018 are based on the weighted average number of shares outstanding of 143,814,364. For determining diluted number of shares, the impact of the Company's share options on the weighted average number of shares using the treasury stock method was 322,135 additional shares. The conversion of the convertible bonds using the if-converted method was anti-dilutive.

4. Amortization of favorable and unfavorable charter party contracts

Favorable time charter-out contracts which were acquired as a result of the merger (the "Merger") between Knightsbridge Shipping Limited and the former Golden Ocean Group Limited on March 31, 2015 have a carrying value of $49.1 million as of March 31, 2018. Operating revenues in the three months ended March 31, 2018 have been reduced by $4.6 million as a result of the amortization of these favorable time charter-out contracts.

Unfavorable time charter-in contracts, that were acquired as a result of the Merger have a carrying value of $4.6 million as of March 31, 2018. Charterhire expenses in the three months ended March 31, 2018 have been reduced by $0.2 million as a result of the amortization of these unfavorable time charter contracts.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2018

The net effect of amortization of the contract portfolio was a reduction in net income of $4.4 million in the three months ended March 31, 2018.

5. Vessels and equipment, net

In the first quarter of 2018, the Company capitalized $43.4 million in acquisition costs for the Golden Monterrey. Refer to "Note 10 Related party" below for additional information. An aggregate of $253.4 million was transferred from newbuildings to vessel and equipment as a result of deliveries in the first quarter of 2018. Refer to "Note 7 Newbuildings" and "Note 11 Subsequent events" for additional information.

6. Vessels under capital leases, net

The Company has one vessel, the Golden Eclipse, classified as a capital lease in 2018. The bareboat charter expires in 2020.

7. Newbuildings

In January and February 2018, the Company took delivery of the Golden Arcus, Golden Cirrus, Golden Cumulus, Golden Incus and Golden Calvus, and paid $144.6 million in final installments.

Following these deliveries, the Company has taken delivery of all its newbuildings and has no further outstanding contractual newbuilding commitments.

8. Long-term debt

In the first quarter of 2018, the Company repaid $15.6 million in ordinary installments.

In the first quarter of 2018 and in connection with the delivery of the Golden Arcus, Golden Cirrus, Golden Cumulus, Golden Incus and Golden Calvus, an aggregate of $150.0 million was drawn down under the Company's $425.0 million senior secured post-delivery term loan facility.

In the first quarter of 2018, the Company acquired $9.4 million in nominal value of its outstanding convertible bond for $9.2 million and recognized a loss of $0.3 million, presented under other financial items. As of March 31, 2018, the Company holds $18.8 million notional in the convertible bond. Refer to "Note 11 Subsequent events" for an for additional purchase of the convertible bond subsequent to the first quarter of 2018.

As of March 31, 2018, the Company had $301.3 million in long term debt classified as current, including $172.4 million in carrying value of the convertible bond maturing in January 2019, $58.3 million related to the $33.93 million and $82.5 million credit facilities maturing in 2018, $59.0 million in ordinary installments and $11.6 million to be paid in the second quarter of 2018 under the cash sweep mechanism of the non-recourse loans financing the vessels acquired from Quintana Shipping Ltd in 2017.

Refer to "Note 10 Related party" for related party debt.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2018

9. Share capital

In January 2018, the Company issued 2,000,000 shares in connection with the delivery of the Golden Monterrey, a Capesize vessel acquired from affiliates of Hemen Holding Limited ("Hemen").

In March 2018, the Company issued 50,000 shares in relation to the Company's 2016 share option plan.

As of March 31, 2018, the Company had 144,247,697 issued common shares, each with a par value of $0.05.

10. Related party

In January 2018, the Company took delivery of the Golden Monterrey, a Capesize vessel acquired from affiliates of Hemen, and issued 2,000,000 common shares to Hemen to satisfy the purchase price.

In connection with the acquisitions of four vessels from affiliates of Hemen in 2017 and January 2018, the Company assumed an aggregate of $65.5 million in debt under seller's credit agreements.

11. Subsequent events

In April 2018, the Company purchased $0.4 million notional of the 3.07% Golden Ocean Group Limited Convertible Bond at a price of 97.75% of par value. After the purchase, the Company holds $19.2 million notional representing 9.6% in the 3.07% Golden Ocean Group Limited Convertible Bond, convertible into 220,209 shares in the Company at the conversion price of $87.19 per share.

In April 2018, the Company entered into an agreement to sell the Golden Eminence, a Panamax vessel, to an unrelated third party for $14.7 million. The vessel is expected to be delivered to its new owners in the third quarter of 2018, and the estimated net cash flow from the transaction is expected to be approximately $5.4 million in the third quarter of 2018. The Company expects to record a loss of approximately $0.7 million from the sale in the second quarter of 2018.

In May 2018, the Company entered into a $120 million loan facility to refinance $58.3 million due under two loan facilities maturing in 2018 and seller credit loans of $65.5 million. The facility has a seven year tenor, will be repaid in quarterly installments based on a 20-year age profile, and bears interest of LIBOR plus a margin of 2.25%.

On May 29, 2018, the Company's Board of Directors determined to announce a cash dividend to the Company's shareholders of $0.10 per share.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2018

(A) Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA represents net income (loss) plus net interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash other items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by accounting principles generally accepted in the United States of America ("GAAP"), and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity required by GAAP.

Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors' understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company's operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.

We present Adjusted EBITDA in addition to EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash and other items not associated with the ongoing performance of our core operations. To derive adjusted EBITDA, we have excluded certain gains/losses such as those related to sale of vessels, bargain purchase gain arising on consolidation, impairments on vessels and marketable securities, mark to market of derivatives and other financial items that we believe further reduce the comparability of the ongoing performance of our core operations across periods.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2018

(in thousands of $)	Three months ended March 31, 2018	Three months ended December 31, 2017	Three months ended March 31, 2017
Net income (loss)	16,683	27,124	(17,878)
Interest income	(1,402)	(857)	(347)
Interest expense	17,305	16,476	12,724
Income tax expense	13	(16)	23
Depreciation expense	22,113	20,873	16,746
Amortization of time charter party out contracts	4,619	3,534	6,292
Amortization of time charter party in contracts	(166)	(169)	(166)
Earnings before Interest Taxes Depreciation and Amortization	59,165	66,965	17,394
(Gain) loss on sale of assets and amortization of deferred gains	(65)	505	(64)
(Gain) loss on derivatives	(6,630)	(2,419)	23
Other financial items	802	275	105
Adjusted Earnings before Interest Taxes Depreciation and Amortization	53,272	65,326	17,458

(B) Reconciliation of Total Operating Revenues to Time Charter Equivalent Revenue and Time Charter Equivalent Rate

(i) Time Charter Equivalent Revenue:

Consistent with general practice in the shipping industry, we use TCE revenue as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE revenue as operating revenues less voyage expenses and commission plus amortization of favorable charter party contracts (being the fair value above market of acquired time charter agreements upon the completion of the Merger). Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE revenue is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e. spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2018

(in thousands of $)	Three months ended March 31, 2018	Three months ended December 31, 2017	Three months ended March 31, 2017
Total operating revenues	149,941	151,415	81,975
Add: Amortization of time charter party out contracts	4,619	3,534	6,292
Add: Other operating income	(2,053)	(704)	1,844
Less: Other revenues*	786	320	624
Net time and voyage charter revenues	151,721	153,925	89,487
Less: Voyage expenses & commission	30,841	28,949	26,444
Time charter equivalent revenue	120,880	124,976	63,043

*adjustment includes management fee revenue and other non-voyage related revenues or income recognized under other revenues.

(ii) Time Charter Equivalent Rate:

Time charter equivalent rate, or TCE rate, represents the weighted average daily TCE revenue of our entire operating fleet.

TCE rate is a measure of the average daily revenue performance. Our method of calculating TCE rate is determined by dividing TCE revenue by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

(in thousands of $, except for TCE rate and days)	Three months ended March 31, 2018	Three months ended December 31, 2017	Three months ended March 31, 2017
Time charter equivalent revenue	120,880	124,976	63,043

Fleet available days	7,800	7,621	5,668
Fleet offhire days	(48)	(21)	(91)
Fleet onhire days	7,752	7,600	5,577

Time charter equivalent rate	15,593	16,444	11,304

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2018